SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                               ANALEX CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   405-009-200
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Jon M. Stout
                          13380 West Polo Road (#104A)
                                  561-792-6965

                                    Copy To:
                              Arthur H. Bill, Esq.
                                 Foley & Lardner
                            3000 K Street, Suite 500
                              Washington, DC 20007
--------------------------------------------------------------------------------
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 30, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

CUSIP No. 405-009-200              13D                           Page 2 of 15

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jon M. Stout (Individually and as trustee of the Stout Dynastic Trust and manager of S Co., LLC )
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
 -------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,257,914 (1)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             586,955(2)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,257,914 (1)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,844,869 (1)(2)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                            [_]
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
--------------------------------------------------------------------------------

(1) Includes shares owned directly by Mr. Stout (33,568 shares); the Stout Dynastic Trust, of which Mr. Stout serves as the trustee (1,515,422 shares); and S Co., LLC, of which Mr. Stout serves as the manager (740,605 shares). Also include warrants and options to purchase shares from the issuer held by Jon M. Stout (for 300,161 shares) and the Stout Dynastic Trust (668,158 shares).

CUSIP No. 405-009-200              13D                           Page 3 of 15


(2)       Includes shares owned directly by Patricia W. Stout, the wife of Jon
          M. Stout,(166,634 shares), Shawna Stout (89,776 shares); and Marcus Stout (89,776 shares). Also includes warrants and options to purchase shares from the issuer held by Patricia W. Stout (for 230,769 shares) and Shawna Stout (10,000 shares).

CUSIP No. 405-009-200              13D                           Page 4 of 15
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Patricia W. Stout
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          397,403 (1)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,560,366 (2)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          397,403 (1)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,844,869 (1)(2)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
--------------------------------------------------------------------------------
(1) Includes 166,634 shares owned directly by Patricia W. Stout and warrants and options to purchase 230,769 shares from the issuer held by her.

(2) Includes shares owned directly by Jon M. Stout (33,568 shares), the Stout Dynastic Trust (1,515,422 shares), S Co., LLC (740,605 shares), Shawna Stout (89,776 shares) and Marcus Stout (89,776 shares). Also includes warrants and options to purchase shares from the issuer held by Jon M. Stout (for 300,161 shares), the Stout Dynastic Trust (for 668,158 shares) and Shawna Stout (for 10,000 shares).

CUSIP No. 405-009-200              13D                           Page 5 of 15
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stout Dynastic Trust
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
 -------------------------------------------------------------------------------
      SEC USE ONLY
 3
 -------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF Jon M. Stout
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,183,580 (1)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,774,189(2)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,183,580 (1)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,844,869 (1)(2)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
--------------------------------------------------------------------------------
(1) Includes 1,515,422 shares owned directly and options and warrants to purchase shares from the issuer for 618,158 shares.

(2) Includes shares owned directly by Jon M. Stout (33,568 shares), S Co., LLC (740,605 shares), Patricia W. Stout (166,634 shares), Shawna Stout (89,776 shares) and Marcus Stout (89,776 shares). Also includes warrants and options to purchase shares from the issuer held by Jon M. Stout (300,161 shares), Patricia W. Stout (for 230,769 shares) and Shawna Stout (10,000 shares).

CUSIP No. 405-009-200              13D                           Page 6 of 15

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S Co., LLC
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF Jon M. Stout
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          740,605 (1)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,217,164 (2)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          740,605 (1)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,844,869 (1)(2)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
--------------------------------------------------------------------------------
(1)       Consists of 740,605 shares owned directly.

(2) Include shares owned directly by Jon M. Stout (33,568 shares), the Stout Dynastic Trust (1,515,422 shares), Patricia W. Stout (166,634 shares), Shawna Stout (89,776 shares) and Marcus Stout (89,776 shares). Also includes warrants and options to purchase shares from the issuer held by Jon M. Stout (for 300,161 shares), the Stout Dynastic Trust

CUSIP No. 405-009-200              13D                           Page 7 of 15


         (for 668,158 shares), Patricia W. Stout (for 230,769 shares) and Shawna Stout (for 10,000 shares).

CUSIP No. 405-009-200              13D                           Page 8 of 15

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Shawna Stout
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          99,776 (1)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,857,993 (2)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          99,776 (1)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,844,869 (1)(2)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 89,776 shares owned directly and options and warrants to purchase 10,000 shares from the issuer.

(2) Includes shares owned directly by Jon M Stout (33,568 shares), the Stout Dynastic Trust (1,515,422 shares), S Co., LLC (740,605 shares), Patricia W. Stout

CUSIP No. 405-009-200              13D                           Page 9 of 15

         (166,634 shares) and Marcus Stout (89,776 shares). Also includes options and warrants to purchase shares from the issuer held by Jon M. Stout (for 300,161 shares), the Stout Dynastic Trust (for 668,158 shares) and Patricia W. Stout (for 230,769 shares).

CUSIP No. 405-009-200              13D                           Page 10 of 15

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marcus Stout
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
 -------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          89,776 (1)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,867,993 (2)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          89,776 (1)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,844,869(1)(2)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
--------------------------------------------------------------------------------

(1)       Include 89,776 shares owned directly.

(2) Includes shares owned directly by Jon M Stout (33,568 shares), the Stout Dynastic Trust (1,515,422 shares), S Co., LLC (740,605 shares), Patricia W. Stout (166,634 shares) and Shawna Stout (89,776 shares). Also includes options and warrants to purchase shares from the issuer held by Jon M.

CUSIP No. 405-009-200              13D                           Page 11 of 15

          Stout (for 300,161 shares), the Stout Dynastic Trust (for 668,158 shares), Patricia W. Stout (for 230,769 shares) and Shawna Stout (for 10,000 shares).

CUSIP No. 405-009-200              13D                           Page 12 of 15

Item 1. Security and Issuer

     This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.02 per share ("Common Stock"), of Analex Corporation, Inc., a New York corporation (the "Issuer" or "Analex"). The address of the Issuer's principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2. Identity and Background

     This Amendment is filed jointly on behalf of Jon M. Stout; Patricia W. Stout; Shawna Stout; Marcus Stout; the Stout Dynastic Trust, an irrevocable trust organized under the laws of Delaware (the "Trust"); and S Co. LLC, a Delaware limited liability company (the "LLC")(the "Filing Group").

     Jon M. Stout is Chairman of the Board and a member of the Issuer's Board of Directors, trustee of the Trust, and manager of the LLC. Patricia W. Stout is the wife of Jon M. Stout, and Shawna Stout and Marcus Stout are the son and daughter of Jon M. Stout and Patricia W. Stout. Shawna Stout is a director of the Issuer. All of such individuals are U.S. citizens. The address of each member of the Filing Group is: 13380 West Polo Road (#104A), Wellington, FL 33414.

     The members of the Filing Group intend to enter into a voting agreement with the Issuer and certain other parties in connection with the transactions discussed below under Item 6. In addition, Jon M. Stout, Patricia W. Stout and the Stout Dynastic Trust, who are parties to a Voting Agreement, dated as of March 30, 2002, and amended on November 1, 2002, (the "2002 Voting Agreement")intend to enter into an agreement to terminate the 2002 Voting Agreement in connection with the transactions discussed under Item 6 below. J. Richard Knop, who was a party to that Voting Agreement, also intends to enter into the Agreement terminating the 2002 Voting Agreement, but is not a member of the Filing Group as he is not disposing of any shares in connection with the transactions discussed under Item 6 below.

     During the past five years, no member of the Filing Group has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Information relating to the Filing Group's previously reported acquisitions of Analex equity securities is set forth under Item 3 of the original Schedule 13D and previously filed amendments thereto.

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in the items 3, 4 and 5 of the Schedule 13D, as previously amended, is hereby further amended to report the following information.

     On June 30, 2003, Analex announced that its Board of Directors approved the terms of proposed Transactions (the "Transactions") that include the repurchase buy it of the equity securities of Analex owned by Jon M. Stout, certain of his family members, and certain entities controlled by him and his family. As of the close of business on July 8, 2003, the equity securities include shares of Analex common stock owned directly by Jon M. Stout (33,568 shares), the Stout Dynastic Trust (1,515,422 shares), S Co., LLC (740,605 shares),Patricia W. Stout (166,634 shares), Shawna Stout (89,776 shares) and Marcus Stout (89,776 shares). In addition, such equity securities include options and warrants to purchase shares from Analex held by Jon M. Stout (for 300,161 shares), the Stout Dynastic Trust (for 668,158 shares), Patricia W. Stout (for 230,769 shares) and Shawna Stout (for 10,000 shares). The total number of shares of common Stock owned directly and indirectly under options and warrants held by members of the Filing Group amount to a total of 3,844,869 shares (the "Stout Shares") as of the close of business on July 8, 2003, which constitutes approximately 25.8% of the 14,896,865 total outstanding shares of Common Stock as of May 6, 2003, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

  The Analex equity securities owned by the Filing Group are to be repurchased by the Issuer at an effective purchase price of $2.63 per share. Such amount was determined by applying a 5%

CUSIP No. 405-009-200              13D                           Page 13 of 15

discount to the average closing price of the Common Stock for the 90 days preceding June 19, 2003, which was the date on which certain of the parties to the Transactions agreed to such transactions subject to various conditions.

     The members of the Filing Group intend to enter into a securities repurchase agreement with the Issuer in the near future. Consummation of the Issuer's repurchase of the Stout Shares under such agreement will be subject to numerous conditions precedent, including approval by Analex stockholders of the Transactions at a special meeting of the Issuer's stockholders, the actual closing of the Transactions, as well as other customary conditions.

     In addition, the members of the Filing Group expect to enter into a new voting agreement with Analex under which they will agree to vote in favor of the proposed Transactions at the special meeting of Analex stockholders. In addition, those members of the Filing Group that entered into the 2002 Voting Agreement intend to enter into an agreement terminating such agreement. Furthermore, Jon M. Stout intends to enter into an employment termination agreement with the Issuer pursuant to which he will resign as Chairman of the Board of Directors, officer and employee of Analex and will be paid $280,000 by the Issuer in connection therewith. It is also expected that Shawna Stout will resign from the Board of Directors of the Issuer. Finally, Jon M. Stout intends to enter into a three-year non-competition agreement with Analex, pursuant to which he will be paid $50,000 each three months in such three-year period, for a total of $600,000. Consummation of such new voting agreement, agreement to terminate the 2002 Voting Agreement, employment termination agreement and non-competition agreement will be subject to the consummation of the Transactions.

Item 7. Material to Be Filed as Exhibits

No new documents are filed as exhibits to the Schedule 13D.

CUSIP No. 405-009-200              13D                           Page 14 of 15

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                                        /s/ Jon M. Stout
                                        ----------------------------------------
                                        Jon M. Stout


Dated: July 8, 2003

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this on
Schedule 13D is true, complete and correct.

                                        Stout Dynastic Trust


                                        /s/ Jon M.Stout
                                        ----------------------------------------
                                        By: Jon M. Stout, Trustee

Dated: July 8, 2003

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                                        S Co., LLC


                                        /s/ Jon M. Stout
                                        ----------------------------------------
                                        By: Jon M. Stout, Manager

Dated: July 8, 2003


                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.


                                        /s/ Patricia W. Stout
                                        ----------------------------------------
                                        Patricia W. Stout

Dated: July 7, 2003


                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.


                                        /s/ Shawna Stout
                                        ----------------------------------------
                                        Shawna Stout

Dated: July 2, 2003

                                    SIGNATURE


CUSIP No. 405-009-200              13D                           Page 15 of 15

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No 3 to Schedule 13D is true, complete and correct.


                                        /s/ Marcus Stout
                                        ----------------------------------------
                                        Marcus Stout

Dated: July 2, 2003